June 4, 2008

Re:	Ingram Micro Inc.
Form 10-K: For the Year Ended December 29, 2007
Filed February 27, 2008
File No. 001-12203
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Stephen G. Krikorian, Branch Chief — Accounting
Dear Mr. Krikorian:
     On behalf of Ingram Micro Inc. (the “Company”), I am responding to the comment of the accounting staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated May 16, 2008 relating to the above-referenced filings.
     I have recited the comments of the Staff in bold type below, and have followed the comments with the response of the Company. Capitalized terms used but not defined herein have the same meaning as defined in the above-referenced filing.
Form 10-K for the Fiscal Year Ended December 29, 2007
Notes to Consolidated Financial Statements, page 45
Note 2 — Significant Accounting Policies, page 45
Cash and Cash Equivalents, page 46
1.	We note your response to prior comment number 5. Explain why you believe that practice sufficiently supports your conclusion that the bank will most likely honor the checks. Further, explain why a most likely “standard” is equivalent to an agreement by the bank to loan funds to you. It would appear possible that checks in excess of funds on deposit that may not be honored by the banking institution would then constitute

Stephen G. Krikorian,
Branch Chief – Accounting
Securities Exchange Commission
June 4, 2008

reinstatement of accounts payable. Your classification of the overdraft within accounts payable would appear to support the notion of a liability that remains to your vendors as opposed to a short-term loan from a financial institution. Please advise.

To clarify our previous response, our overdraft balance at the end of the reporting periods presented was comprised of outstanding checks on our U.S. disbursement account. This account is not linked to a credit or overdraft facility and is funded through transfers in primarily from our lock-box cash receipt accounts or credit facilities with other financial institutions. In the last several years, we have had a limited number of occasions where the financial institution honored checks for which the amount presented exceeded the amount funded by the Company. In these instances, the bank honored the checks until the following banking day when the Company could transfer the funds to cover the overdraft position. We agree that we cannot be certain such overdrafts would be honored by the banking institutions in the future. Furthermore, it should be noted that all our book overdraft balances at the end of the reporting periods presented were subsequently funded by the Company, not the financial institution, prior to the checks being posted for payment on the disbursement account.

As noted in our previous response, management concluded that the overdraft balances at the end of each of the periods presented were not material enough to reflect as a separate line item on the face of the consolidated balance sheet. Furthermore, because the period-end balances are book overdrafts not linked to credit facilities or otherwise funded by the bank, we believe the classification as a component of accounts payable on the face of the balance sheet to be most appropriate, as the underlying obligation is not debt and we will ultimately need to fund the financial institution to honor the outstanding checks.

With respect to the statement of cash flows, we believe there is an absence of clear guidance in this area and there may be more than one acceptable method of presenting book overdrafts. As such, we considered the nature of the cash flow item, other industry practice, and consulted with our independent registered public accounting firm in deciding to include the change in book overdrafts as a financing activity in the statement of cash flows. We have also disclosed the amount of book overdrafts in the notes to our consolidated financial statements and prominently disclosed the change in book overdrafts as a separate line item in our consolidated statement

Stephen G. Krikorian,
Branch Chief – Accounting
Securities Exchange Commission
June 4, 2008

of cash flows so that the financial statement users may make informed evaluations of the amounts.

Although we believe the Company’s classification of the change in book overdrafts in the statement of cash flows is acceptable, especially given the absence of clear guidance in this area, we also understand the merits of the Staff’s suggestion that the changes in book overdraft amounts should potentially be reported as an operating cash flow item and would have no objection to making this reclassification in our future filings with conforming reclassifications to all periods presented.
* * * * *
     Please feel free to call Lily Arevalo at (714) 382-2018 or the undersigned at (714) 382-3189, with any questions regarding these filings or the Company’s response.

Sincerely,
/s/ Larry C. Boyd
Larry C. Boyd
Senior Vice President, Secretary and General Counsel

cc:	Jason Niethamer (SEC)
Randal S. Vallen (PricewaterhouseCoopers)
Greg Njoes (PricewaterhouseCoopers)
Alan Denenberg (Davis Polk & Wardwell)
William D. Humes (Ingram Micro)
Michael Zilis (Ingram Micro)
Lily Y. Arevalo (Ingram Micro)